Exhibit 21.1

Immunovant, Inc.

List of Subsidiaries

Subsidiary	Jurisdiction
Immunovant Sciences Ltd.	Bermuda
IMVT Corporation	Delaware
Immunovant Holdings Limited	United Kingdom
Immunovant Sciences GmbH	Switzerland